UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler Adelman & Robbins LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 89621T108	Page 2 of 13 Pages
1	NAMES OF REPORTING PERSONS
Alignvest Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,868,566

	8	SHARED VOTING POWER
6,346,056

	9	SOLE DISPOSITIVE POWER
120,605

	10	SHARED DISPOSITIVE POWER
8,094,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,214,622

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 88,627,593 currently outstanding Common Shares.

Page 2 of 12 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 3 of 13 Pages
1	NAMES OF REPORTING PERSONS
Alignvest AQX LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,395,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,395,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,395,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Based on 88,627,593 currently outstanding Common Shares.

Page 3 of 12 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 4 of 13 Pages
1	NAMES OF REPORTING PERSONS
2565546 Ontario Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,395,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,395,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,395,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 88,627,593 currently outstanding Common Shares.

Page 4 of 12 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 5 of 13 Pages
1	NAMES OF REPORTING PERSONS
Alignvest Partners Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,951,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,951,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,951,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1 Based on 88,627,593 currently outstanding Common Shares.

Page 5 of 12 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 6 of 13 Pages
1	NAMES OF REPORTING PERSONS
Alignvest Partners Master Fund GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,951,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,951,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,951,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 88,627,593 currently outstanding Common Shares.

Page 6 of 12 Pages

The following reporting persons (collectively, the “Reporting Persons”) (i) Alignvest Management Corporation, a corporation organized under the laws of Ontario, Canada (“AMC”), (ii) Alignvest Partners Master Fund LP, a Cayman Islands exempted limited partnership (“APMFLP”), (iii) Alignvest Partners Master Fund GP Inc., a Cayman Islands exempted company (“APMFGP”) which is the general partner of APMFLP and is a wholly-owned subsidiary of AMC, (iv) Alignvest AQX LP, a limited partnership organized under the laws of Ontario, Canada (“AAQXLP”), and (v) 2565546 Ontario Inc., a corporation organized under the laws of Ontario, Canada (“2565546 Ontario”) which is the general partner of AAQXLP and is a wholly-owned subsidiary of AMC hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, as amended by Amendment No. 1 filed with the SEC on January 12, 2022 and by Amendment No. 2 filed with the SEC on February 14, 2022.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 2.	Identity and Background

Items 2 (a), (b) and (f) of the Schedule are hereby amended by deleting the existing text thereof and inserting the following text in their stead:

(a) This Schedule 13D is being filed jointly on behalf of the Reporting Persons.

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 3, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(b) The business address of AMC is 1027 Yonge Street, Suite 200, Toronto, Ontario, Canada, M4W 2K9. The business address of each of APMFLP and APMFGP is Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

(f) AMC is a corporation organized under the laws of Ontario, Canada. APMFLP is a Cayman Islands exempted limited partnership. APMFGP is a Cayman Islands exempted company.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A hereto. To the best of the knowledge of the Reporting Persons, none of the persons listed in Schedule A has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Page 7 of 12 Pages

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule are hereby amended by deleting the existing text thereof and inserting the following text in their stead:

“(a) and (b) As a result of the consummation of the Arrangement and the relationships described herein, (i) AMC beneficially owns and has sole (x) voting power over 1,868,566 Common Shares and (y) investment power over 120,605 Common Shares, may be deemed to share investment power over 1,747,961 Common Shares held by AMC for the benefit of certain AMC employees and other individuals, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that AMC convey or transfer such Common Shares according to his or her direction, and may be deemed to share voting and investment power over (a) 2,951,000 Common Shares held by APMFLP and (b) 3,395,056 Common Shares held by AAQXLP, for a total of 8,214,622 Common Shares, representing 9.3% of the issued and outstanding Common Shares; (ii) APMFLP holds 2,951,000 Common Shares (held by APMFLP for the benefit of its limited partners, each of whom has a contractual right to demand, with respect to Common Shares in which he or she has a beneficial ownership interest, that APMFLPM convey or transfer such Common Shares according to his or her direction), and APMFLP, APMFGP and AMC may be deemed to have shared voting and investment power over these shares, representing 3.3% of outstanding Common Shares; and (iii) AAQXLP holds 3,395,056 Common Shares, and AAQXLP, 2565546 Ontario and AMC may be deemed to have shared voting and investment power over those shares, representing 3.8% of the outstanding Common Shares. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.  As a result of the existing relationships described under Item 2 and the transactions described in Item 3, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by deleting the existing text thereof and inserting the following text in their stead:

“Certain agreements relating to the Common Shares to which directors or executive officers of the Reporting Persons are parties are described in Schedule A hereto.

On March 11, 2023, AMC notified the Issuer that, effective March 11, 2023, AMC was withdrawing from the Investor Rights Agreement (the “Withdrawal”).

The Withdrawal is evidenced by a letter, dated March 11, 2023, from AMC to the Issuer (the “Letter”), which letter is attached as Exhibit 12 hereto and incorporated by reference into this Item 6.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 12 hereto.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as an Exhibit thereto:

“12. Schedule A, dated March 20, 2023.

13. Alignvest Management Corporation Withdrawal from Investor Rights Agreement, dated March 11, 2023.”

Page 8 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2023
ALIGNVEST MANAGEMENT CORPORATION

/s/ Reza Satchu
Name:	Reza Satchu
Title:	Director, Managing Partner

/s/ Sanjil Shah
Name:	Sanjil Shah
Title:	Director, Managing Partner

ALIGNVEST PARTNERS MASTER FUND LP
By: ALIGNVEST PARTNERS MASTER FUND GP INC., as general partner of Alignvest Partners Master Fund LP

/s/ Letitia Solomon
Name:	Letitia Solomon
Title:	Director

ALIGNVEST PARTNERS MASTER FUND GP INC.

/s/ Letitia Solomon
Name:	Letitia Solomon
Title:	Director

ALIGNVEST AQX LP
By: 2565546 Ontario Inc., as general partner of Alignvest AQX LP

/s/ Reza Satchu
Name:	Reza Satchu
Title:	Director

2565546 ONTARIO INC.

/s/ Reza Satchu
Name:	Reza Satchu
Title:	Director

Page 9 of 12 Pages

SCHEDULE A
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF ALIGNVEST
MANAGEMENT CORPORATION, ALIGNVEST PARTNERS MASTER FUND LP, AND ALIGNVEST
PARTNERS MASTER FUND GP INC.

Alignvest Management Corporation

Name of Director or Executive Officer	Position	Common Shares Beneficially Owned[1]	Percentage of Outstanding Common Shares	Business Address	Principal Occupation or Employment	Citizenship
Reza Satchu	Director, Managing Partner	90,894 Common Shares	0.10%[2]	1027 Yonge Street, Suite 200, Toronto, Ontario, Canada, M4W 2K9	Director, Managing Partner of AMC	Canada
Andy Moysiuk	Director and Partner	0	0	1027 Yonge Street, Suite 200, Toronto, Ontario, Canada, M4W 2K9	Director and Partner of AMC	Canada
Nadir Mohamed	Director	263,239 Common Shares	0.3%[2]	1027 Yonge Street, Suite 200, Toronto, Ontario, Canada, M4W 2K9	Corporate Director	Canada
Sanjil Shah	Director, Managing Partner	0	0	1027 Yonge Street, Suite 200, Toronto, Ontario, Canada, M4W 2K9	Director, Managing Partner of AMC and Director of APMFGP	Canada

1 Sole voting power and investment power over all disclosed shares.

2 Based on 88,627,593 currently outstanding Common Shares.

Alignvest Partners Master Fund LP

None

Alignvest Partners Master Fund GP Inc.

Name of Director or Executive Officer	Position	Common Shares Beneficially Owned	Percentage of Outstanding Common Shares	Business Address	Principal Occupation or Employment	Citizenship
Letitia Solomon	Director	0	0	Ugland House Grand Cayman, Cayman Islands, KY1- 1104	Director of APMFGP	Cayman Islands
Colin Nestor	Director	0	0	Ugland House Grand Cayman, Cayman Islands, KY1- 1104	Director of APMFGP	Ireland
Sanjil Shah	Director	0	0	Suite 7050, 100 King Street West Toronto, Ontario M5X 1C7 Canada	Director and Managing Partner of AMC and Director of APMFGP	Canada

Page 10 of 12 Pages

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Bonus Arrangements

AMC intends to pay the following bonuses to certain of its personnel, including certain director and executive officers, who have been instrumental in sourcing and completing the qualifying acquisition (with all Common Shares owned by AMC):

(a) to Sanjil Shah, managing partner of AMC, an amount equal to the value, of 84,508 Common Shares; and
(b) to certain other individuals who are not officers or directors of either AMC or the Issuer, an amount equal to the value, of 470,547 Common Shares.

If at any time prior to the date of payment either (I) there is a termination for cause, or (II) the individual in question breaches any material obligation owed to AMC or its affiliates which is not cured within 10 days following written notice thereof, then no bonus shall be owing to the terminated individual.

The bonus will be payable in cash and net of withholding or other taxes. The bonus will generally be due in whole or in part following the sale by AMC of Common Shares, provided that after a specified term, AMC will have the option to pay in kind.

Page 11 of 12 Pages

ALIGNVEST

March 11th, 2023

Scott Morris
General Counsel and Secretary
Trilogy International Partners Inc.
155 108th Avenue NE, Suite 400
Bellevue WA 98004

Withdrawal from Investor Rights Agreement

Dear Mr. Morris,

I write on behalf of Alignvest Management Corporation (“Alignvest”) to advise you that Alignvest hereby withdraws irrevocably from the Investor Rights Agreement between Trilogy International Partners Inc. and Alignvest dated February 7, 2017, and hereby waives any rights or claims it may have under such agreement.

Sincerely,
ALIGNVEST MANAGEMENT CORPORATION
By: /s/ Reza Satchu
Name:	Reza Satchu
Title:	Founder and Managing Partner

Accepted:

TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Scott Morris
Scott Morris

Date: March 11, 2023

1027 Yonge Street Suite 200 Toronto ON M4W 2K9

Page 12 of 12 Pages